                                                       This Document is a copy
                                                       of the Form 11-K filed
                                                       on June 28, 1996
                                                       Pursuant to a Rule 201
                                                       Temporary Hardship
                                                       Exemption


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended July 25, 1995

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                         COMMISSION FILE NUMBER:  1-4003














A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION





B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                            DRESSER INDUSTRIES, INC.
                                2001 Ross Avenue
                               Dallas, Texas 75201

                                      [LOGO]



FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE


SAVINGS PLAN FOR EMPLOYEES
OF BAROID CORPORATION
JULY 25, 1995 AND
DECEMBER 31, 1994

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION



INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
- -------------------------------------------------------------------------------

                                                                          Page
                                                                          ----
Report of Independent Accountants                                           1


Financial Statements


     Statements of Net Assets Available for Benefits, With Fund
      Information at July 25, 1995 and December 31, 1994                    2



     Statement of Changes in Net Assets Available for Benefits, With
      Fund Information for the Period from January 1, 1995 to
      July 25, 1995                                                         4

     Statement of Changes in Net Assets Available for Benefits, With
      Fund Information for the Year Ended December 31, 1994                 5


     Notes to Financial Statements                                          6


Supplemental Schedule:

     Item 27d - Schedule of Reportable Transactions for the
      Period from January 1, 1995 to July 25, 1995                         12

                                  [LETTERHEAD]



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
 of the Savings Plan for Employees of Baroid Corporation



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Baroid Corporation (Plan) at July 25, 1995 and December 31, 1994, and the changes in net assets available for benefits for the period from January 1, 1995 to July 25, 1995 (date of complete distribution of the assets of the Plan) and for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules as listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for benefits of each fund. The supplemental schedule and the Fund Information for the period from January 1, 1995 to July 25, 1995 and for the year ended December 31, 1994 have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

Dallas, Texas
May 2, 1996

                SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                      WITH FUND INFORMATION JULY 25, 1994

                                                                           Fund Information
                          --------------------------------------------------------------------------------------------------------
                                                                                 Merrill Lynch
                                                                                 -------------------------------------------------
                                                      Retirement             Federal             Basic
                          Dresser          Tremont   Preservation   Global  Securities Capital   Value
                           Stock  NL Stock  Stock        Trust     Holdings  Trust      Fund      Fund       Loans         Total
                           -----  --------  -----        -----     --------  -----      ----      ----       -----         -----
JULY 25, 1995

Assets                     $ -      $ -     $  -         $ -        $ -      $ -       $  -    $     -     $   -        $       -
Employer contributions
 receivable                  -        -        -           -          -        -          -     3,017,736      -         3,017,736
                           ----     -----   -----        -----      -----    -----     ------  ----------  -----        ----------
 Total assets                -        -        -           -          -        -          -     3,017,736      -         3,017,736
                           ----     -----   -----        -----      -----    -----     ------  ----------  -----        ----------

Liabilities and net assets
 available for benefits

Distributions payable        -        -        -           -          -        -         -      3,017,736      -         3,017,736
                           ----     -----   -----        -----      -----    -----     ------  ----------  -----        ----------

 Total liabilities           -        -        -           -          -        -         -      3,017,736      -         3,017,736
                           ----     -----   -----        -----      -----    -----     ------  ----------  -----        ----------





Net assets available
 for benefits,
 July 25, 1995             $ -      $ -     $  -         $ -        $ -      $ -       $ -     $   -       $   -        $       -
                           ----     -----   -----        -----      -----    -----     ------  ----------  -----        ----------
                           ----     -----   -----        -----      -----    -----     ------  ----------  -----        ----------



The accompanying notes are an integral part of these financial statements.

              SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION


               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                   WITH FUND INFORMATION DECEMBER 31, 1995

                                                                              Fund Information
                         -----------------------------------------------------------------------------------------------------------
                                                                                        Merrill Lynch
                                                      ------------------------------------------------------------------------------
                                                       Retirement              Federal                Basic
                           Dresser            Tremont Preservation   Global  Securities   Capital     Value
                            Stock   NL Stock   Stock     Trust      Holdings    Trust       Fund       Fund       Loans     Total
                            -----   --------   -----     -----      --------    -----       ----       ----       -----     -----
DECEMBER 31, 1994
Assets

Investments, at fair
 market value:
  Dresser Industries,
   Inc. common stock    $18,771,255 $     -  $    -   $       -    $     -   $      -    $    -    $     -    $      -   $18,771,255
  NL Industries, Inc.
   common stock                 -    554,740      -           -          -          -         -          -           -       554,740
  Tremont Corporation
   common stock                 -         -   709,925         -          -          -         -          -           -       709,925
  United States govern-
   ment and agency
   obligations                  -         -       -           -          -    2,089,097       -          -           -     2,089,097
  Merrill Lynch CMA
   Money Fund                   -         -       -        13,489        -          -         -          -           -        13,489
  Other securities              -         -       -    32,109,728  1,877,328        -    7,735,924  3,619,204        -    45,342,184
  Participant loans
   receivable                   -         -       -           -          -          -         -          -     4,713,702   4,713,702
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
                         18,771,255  554,740  709,925  32,123,217  1,877,328  2,089,097  7,735,924  3,619,204  4,713,702  72,194,392
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Dividends and interest
 receivable                     -         -       -        10,046        -          -         -          -        13,198      23,244
Participant contributions
 receivable                  14,787       -       -        21,683        -        3,304       -        10,764        -        50,538
Employer contributions
 receivable                     -         -       -           -          -          -         -     5,699,326        -     5,699,326
Cash                            -         -       -       202,052        -          -         -          -           -       202,052
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
  Total assets           18,786,042  554,740  709,925  32,356,998  1,877,328  2,092,401  7,735,924  9,329,294  4,726,900  78,169,552
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Liabilities and net
 assets available for
 benefits
Accrued expenses and
 allocations                    -         -       -        16,244      5,200        -       10,989       -           -        32,433
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
  Total liabilities             -         -       -        16,244      5,200        -       10,989       -           -        32,433
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
Net assets available
 for benefits           $18,786,042 $554,740 $709,925 $32,340,754 $1,872,128 $2,092,401 $7,724,935 $9,329,294 $4,726,900 $78,137,119
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------
                        ----------- -------- -------- ----------- ---------- ---------- ---------- ---------- ---------- -----------

 The accompanying notes are an integral part of these financial statements.

                  SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
     WITH FUND INFORMATION FOR THE PERIOD FROM JANUARY 1, 1995 TO JULY 25, 1995

                                                           Fund Information
                             --------------------------------------------------------------------------
                                                                           Merrill Lynch
                                                            -------------------------------------------
                                                             Retirement
                                                  Tremont   Preservation  Dresser Fixed   Equity Index
                               Stock     NL Stock  Stock        Trust         Fund            Fund
                             --------------------------------------------------------------------------
Investment income:
 Cash dividends:
  Dresser Industries,
   Inc.                      $  168,088
  Other                               -                     $   694,940              $       165
Interest income                       -                              -  $    13,459            -
Realized gains (losses)
 from sales of investments    4,369,500   $68,015 $68,533          (655)          -            -
Net appreciation (depre-
 ciation) in the fair value
 of investments              (1,521,828)   27,621  16,687            -            -            -
Contributions:
  Participants                  325,247         -       -      979,097            -            -
  Employer                          689         -       -          690            -            -
                            -----------  --------  -------- ------------  -----------  -----------
                                325,936         -       -      979,787            -            -
                            -----------  --------  -------- ------------  -----------  -----------
  Total income and
   contributions              3,341,696    95,636  85,220    1,674,072       13,459          165
                            -----------  --------  -------- ------------  -----------  -----------
Distributions, expenses
 and transfers:
  Distributions to
   participants                 812,877    25,619   34,528    2,138,902          393            -
  Administrative expenses         1,205         -        9        1,270            -            -
  Transfer to Dresser Plans  19,544,051   456,995  814,897   28,524,646    7,443,670    1,746,552
  Distribution to Dresser
   Plans                              -         -        -            -            -            -
  Transfers and loan
   activity, net              1,769,605   167,762  (54,289)   3,350,008   (7,430,604)  (1,746,387)
                            -----------  --------  -------- ------------  -----------  -----------
  Total distributions,
   expenses and transfers    22,127,738   650,376   795,145   34,014,826       13,459          165
                            -----------  --------  -------- ------------  -----------  -----------
Net increase (decrease)     (18,786,042) (554,740) (709,925) (32,340,754)           -            -
Net assets available for
 benefits, beginning of
 period                      18,786,042   554,740   709,925   32,340,754            -            -
                            -----------  --------  -------- ------------  -----------  -----------
Net assets available for
 benefits, end of period    $         -  $      -  $      - $          -  $         -  $         -
                            -----------  --------  -------- ------------  -----------  -----------
                            -----------  --------  -------- ------------  -----------  -----------

                                                           Fund Information
                             ----------------------------------------------------------------------
                                                      Merrill Lynch
                             ------------------------------------------------------------

                                Phoenix                   Federal                Basic
                                Balanced     Global      Securities  Capital     Value
                                  Fund      Holdings       Trust      Fund       Fund         Loans        Total
                              --------------------------------------------------------------------------------------
Investment income:
 Cash dividends:
  Dresser Industries,
   Inc.                                                                                                    $   168,088
  Other                      $     6,091                $   64,116                                             765,312
Interest income                        -            -                                           $137,345       150,804
Realized gains (losses)
 from sales of investments             -  $     1,840      (29,661)  $  979,627   $1,004,607           -     6,461,806
Net appreciation (depre-
 ciation) in the fair value
 of investments                        -      108,985      120,610      206,311        5,654           -    (1,035,960)
Contributions:
  Participants                         -      171,848      100,866      449,585      339,255           -     2,365,898
  Employer                             -            -            -            -    3,017,736           -     3,019,115
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
                                       -      171,848      100,866      449,585    3,356,991           -     5,385,013
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
  Total income and
   contributions                   6,091      282,673      255,931    1,635,523    4,367,252     137,345    11,895,063
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
Distributions, expenses
 and transfers:
  Distributions to
   participants                        -      121,755      141,431      304,079      330,083           -     3,909,667
  Administrative expenses              -           96          170          517          933           -         4,200
  Transfer to Dresser
   Plans                       8,333,011            -      180,019            -   11,363,807   4,692,931    83,100,579
  Distribution to
   Dresser Plans                       -            -            -            -    3,017,736           -     3,017,736
  Transfers and loan
   activity, net              (8,326,920)   2,032,950    2,026,712    9,055,862   (1,016,013)    171,314             -
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
  Total distributions,
   expenses and transfers          6,091    2,154,801    2,348,332    9,360,458   13,696,546   4,864,245    90,032,182
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
Net increase (decrease)                -   (1,872,128)  (2,092,401)  (7,724,935)  (9,329,294) (4,726,900)  (78,137,119)
Net assets available for
 benefits, beginning of
 period                                -    1,872,128    2,092,401    7,724,935    9,329,294   4,726,900    78,137,119
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
Net assets available
 for benefits, end
 of period                   $         -  $         -   $        -  $        -   $         -  $        -  $          -
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------
                             -----------  -----------   ----------  ----------   -----------  ----------  ------------

 The accompanying notes are an integral part of these financial statements.

                  SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                WITH FUND INFORMATION
                        FOR THE YEAR ENDED DECEMBER 31, 1994

                                                     Fund Information
                                   ------------------------------------------------
                                                                      Merrill Lynch
                                                                      -------------
                                    Dresser      Baroid                 Tremont
                                     Stock        Stock      NL Stock    Stock
                                   --------------------------------------------
Investment income:
 Cash dividends:
  Dresser Industries, Inc.         $  619,469    $        -  $       -   $      -
  Other                                     -             -          -          -
 Interest income                        2,434             -         89         89
 Realized gains (losses)
  from sales of investments           395,477       115,189    (26,338)   (54,921)
 Net appreciation (depre-
  ciation) in the fair value
  of investments                    1,521,828    (4,123,887)   436,485    373,101
                                  -----------   -----------   --------   --------
                                    2,539,208    (4,008,698)   410,236    318,269
                                  -----------   -----------   --------   --------
Contributions:
 Participants                         512,431        13,641          -          -
 Employer                              12,811             -          -          -
                                  -----------   -----------   --------   --------
                                      525,242        13,641          -          -
                                  -----------   -----------   --------   --------
  Total income and
   contributions                    3,064,450    (3,995,057)   410,236    318,269
Distributions, expenses
 and transfers:
 Distributions to participants      1,310,584       113,719      5,300     29,838
 Administrative expenses                2,294             -          3         15
 Transfers and loan activity,
  net                             (17,034,470)   17,670,302     93,087     73,537
                                  -----------   -----------   --------   --------
  Total distributions,
   expenses and transfers         (15,721,592)   17,784,021     98,390    103,390
                                  -----------   -----------   --------   --------
Net increase (decrease)            18,786,042   (21,779,078)   311,846    214,879
Net assets available for
 benefits, beginning of year                -    21,779,078    242,894    495,046
                                  -----------   -----------   --------   --------
Net assets available for
 benefits, end of year            $18,786,042   $         -   $554,740   $709,925
                                  -----------   -----------   --------   --------
                                  -----------   -----------   --------   --------

                                                        Fund Information
                               --------------------------------------------------------------------
                                                      Merrill Lynch
                               ------------------------------------------------------------

                                 Retirement                Federal                Basic
                                Preservation    Global   Securities    Capital    Value
                                    Trust      Holdings    Trust        Fund       Fund       Loans        Total
                               ------------------------------------------------------------------------------------
Investment income:
 Cash dividends:
  Dresser Industries, Inc.        $        -   $      -    $      -    $       -   $      -   $      -  $   619,469
  Other                                    -     79,973     141,836     688,956     242,742          -    1,153,507
 Interest income                   1,900,358        799       1,263       2,209       1,397    294,455    2,203,093
 Realized gains (losses)
  from sales of investments                -     10,262     (28,025)     22,791      54,733          -      489,168
 Net appreciation (depre-
  ciation) in the fair value
  of investments                           -   (177,184)   (193,699)   (659,904)   (224,830)         -   (3,048,090)
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
                                   1,900,358    (86,150)    (78,625)     54,052      74,042    294,455    1,417,147
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
Contributions:
 Participants                      1,598,464    313,481     219,618     918,865     560,115          -    4,136,615
 Employer                              1,075          -           -           -   5,699,326          -    5,713,212
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
                                   1,599,539    313,481     219,618     918,865   6,259,441          -    9,849,827
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
  Total income and
   contributions                   3,499,897    227,331     140,993     972,917   6,333,483    294,455   11,266,974
Distributions, expenses
 and transfers:
 Distributions to participants     4,146,417     84,481     230,724     473,915     340,778               6,735,756
 Administrative expenses             77,997         332         255       1,187         947                  83,030
 Transfers and loan activity,
  net                              (399,961)   (372,090)    320,558    (258,058)    234,713   (327,618)           -
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
  Total distributions,
   expenses and transfers         3,824,453    (287,277)    551,537     217,044     576,438   (327,618)   6,818,786
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
Net increase (decrease)            (324,556)    514,608    (410,544)    755,873   5,757,045    622,073    4,448,188
Net assets available for
 benefits, beginning of year     32,665,310   1,357,520   2,502,945   6,969,062   3,572,249  4,104,827   73,688,931
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
Net assets available for
 benefits, end of year          $32,340,754  $1,872,128  $2,092,401  $7,724,935  $9,329,294 $4,726,900  $78,137,119
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------
                                -----------  ----------  ----------  ----------  ---------- ----------  -----------

 The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------



1.   PLAN DESCRIPTION

     GENERAL

     The Savings Plan for Employees of Baroid Corporation (the Plan) was established to provide eligible employees of Baroid Corporation (Baroid) with a convenient way to save on a regular and long-term basis. The Plan was established in accordance with section 401(k) of the Internal Revenue Code of 1986, as amended, and was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On January 19, 1994, an agreement to merge Dresser Industries, Inc. (Dresser) and Baroid was approved by shareholders of the companies. Under terms of the merger, each share of Baroid common stock was converted into the right to receive 0.40 shares of Dresser common stock on January 21, 1994. All Baroid common stock was converted to Dresser common stock and all transactions in employer stock subsequent to January 21, 1994 were in Dresser common stock.


     Effective June 1, 1995, the Plan was spun off into three components: component one consisting of hourly employees, component two consisting of salaried employees, and component three consisting of nonresident aliens and union employees. These components were merged into the Dresser Industries, Inc. Retirement Savings Plan-B, the Dresser Industries, Inc. Retirement Savings Plan-A, and the Dresser Industries, Inc. Deferred Savings Plan (collectively, the Dresser Plans), respectively, pursuant to a merger agreement which preserved the protected features of the Plan which must be preserved under ERISA. Effective as of such date, the Dresser Plans assumed the obligations for Plan benefits of all Plan participants under the Plan. The assets of the Plan were transferred to the trustees of the Dresser Plans during the period from June 1, 1995 to July 25, 1995.

     PLAN PROVISIONS

     The following description of significant Plan provisions is provided for general information purposes. The provisions described below were in effect for the period from January 1, 1994 to July 25, 1995. They do not reflect the provisions of the Dresser Plans. Participants should refer to the Plan documents for more complete information.

     Employees of Baroid and certain of Baroid's subsidiaries were generally eligible to voluntarily participate in the Plan after 12 months of employment. Active participants could contribute between 1% to 22% of eligible compensation in increments of .5%. The maximum basic before-tax contribution was 12%.

     In accordance with Internal Revenue Code section 402(g), participants were limited in the amount of salary reduction contributions which they could make to the Plan ($9,500 and $9,240 and annual maximum for 1995 and 1994, respectively). Highly compensated participants could be required to adjust the amount of their contributions in order to permit the Plan to satisfy the nondiscrimination requirements of sections 401(k) and 401(m) of the Internal Revenue Code.

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

     Baroid contributed a discretionary amount of matching contributions determined annually, wholly or partially contingent upon the attainment of certain profit objectives. This match applied to a maximum of 3% of a contributing participant's compensation.

     Baroid employees could receive an annual retirement contribution of up to 5% of their annual eligible compensation. The retirement contribution, which was made wholly or partially contingent upon the attainment of certain profit objectives, was allocated to all employees eligible to participate in the Plan. In addition, these employees could also receive a Medisave contribution from Baroid, which was contingent upon Baroid's profit objectives.

     Vesting in employer contributions was 100% upon death, retirement, or disability. A participant with less than three years of vested service had no vested interest in employer contributions, was 50% vested following three years, 75% vested following four years, and 100% vested in all employer contributions following five years of service. Forfeitures of the unvested portion of employer contributions occurred if a participant terminated employment prior to the full-vesting period or if a participant or beneficiary, to whom a distribution was payable, could not be located within one year of the date on which such distribution became payable. Amounts forfeited were used to reduce employer contributions.

     Upon the spinoff of the Plan, participants retained their prior vested service. Participants with three or more years of vested service continued under the Plan's vesting schedule and those with less than three years of vested service continued under the Dresser Plans' vesting schedules.

     Substantially all administrative expenses were paid from Plan assets.

     Employees could elect to have their own contributions invested in one or more funds, whose investment objectives were as follows:

     Dresser Stock Fund - invested primarily in Dresser common stock; Merrill Lynch Retirement Preservation Trust - invested primarily in GICs issued by insurance companies and bank investment contracts; Dresser Fixed Fund - invested primarily in fixed rate investment contracts with major insurance companies and financial institutions; Equity Index Fund - invested primarily in a portfolio of equity securities that are included in the S&P 500 Index, Phoenix Balanced Fund - invested in any type or class of security and managed to seek potential growth of capital for the future; Merrill Lynch Global Holdings, Inc. Class A Shares - managed with the objective of seeking the highest total investment return consistent with prudent risk through worldwide investment in an internationally diversified portfolio of securities; Merrill Lynch Federal Securities Trust - managed with the objective of seeking a high current return through investments in U.S. government and government agency securities; Merrill Lynch Capital Fund Inc. Class A Shares - managed with the objective of seeking the highest total investment return consistent with prudent risk, investing in equity, debt, and convertible securities; and the Merrill Lynch Basic Value Fund Inc. Class A Shares - managed with the objective of seeking growth and, secondarily, income.

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

     In addition to the funds above, two additional equity investment funds were maintained. The NL Stock Fund invested in NL Industries, Inc. (NL) common stock and the Tremont Stock Fund invested in Tremont Corporation (Tremont) common stock. Contributions or transfers into the NL and Tremont Stock Funds were no longer allowed beginning in 1990.

     Prior to the investment in securities of a type consistent with the objectives of any fund, cash was temporarily invested in the Merrill Lynch CMA Money Fund, which invested in securities with maturities of less than one year issued or guaranteed by the U.S. government or any agency of instrumentality thereof or bank savings accounts. Participants could transfer all or part of their account balance in any fund to any other fund on a daily basis, subject to certain limitations. Only one transfer was permitted out of the NL or Tremont Stock Funds which had to be a transfer of the total value of the participant's account in that fund.

     Participants could change the investment direction of current contributions as of any business day.

     Distributions to employees occurred during active service or upon termination and, under prescribed circumstances, could be in various forms (lump-sum, installments, annuity, or combinations thereof, and/or employer securities).


     Participants could borrow from their vested account balances. The two types of loans available were a general purpose loan and a principal residence loan. General purpose loans were repaid to the Plan over a period of time not to exceed five years and principal residence loans were repaid over a period not to exceed 20 years. The maximum loan amount available to each participant was 50% of their vested account balance not to exceed $50,000. In the event a participant failed to make a principal or interest payment, the loan was in default and the outstanding loan balance was treated as a taxable distribution. The interest rate charged on loans made prior to September 1989 was composite prime rate. The interest rate charged on subsequent loans was a composite prime rate plus 1%. These interest rates ranged from 9.5% to 10% for the period from January 1, 1995 to July 25, 1995.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies followed by the Plan.

     INVESTMENTS

     Investments trusteed with Merrill Lynch Trust Company ("Merrill Lynch" or "Trustee") are recorded at fair market value based upon the quoted market price reported on the last trading day of the period for those securities listed on a national securities exchange; listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices; and other investments not having an established market are valued at fair value as of that day determined in good faith by the outside advisor responsible for that investment. Short-term investments are stated at cost.

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION



NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

     Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.


     CONTRIBUTIONS

     Contributions from employees are recorded in the period the employer makes payroll deductions from Plan participants. Employer matching contributions are recorded in the same period as the respective employee contributions.

     LOANS TO PARTICIPANTS

     Loan distributions to participants, as well as principal and interest payments from participants, are accounted for as interfund transfers in the financial statements.

     INVESTMENT INCOME

     Income from investments is recorded as earned on an accrual basis. Dividend income is recorded at the ex-dividend date.

     CONCENTRATION OF CREDIT RISK

     The Plan's assets, other than Dresser stock, NL stock, and Tremont stock, are invested with investment funds managed by Merrill Lynch.

3.   RELATED PARTY TRANSACTIONS

     The stock funds, Dresser Stock Fund, Baroid Stock Fund, NL Stock Fund and Tremont Stock Fund, invest primarily in the securities of Dresser, Baroid, NL, and Tremont. The purchases and sales of these securities were as follows:


                                                                     Gain
                                    Purchases        Sales          (Loss)
                                   -----------     -----------    ----------
     For the period from
      January 1, 1995 to
      July 25, 1995:


     Dresser common stock          $15,473,318     $21,709,213    $4,369,500


     For the year ended
      December 31, 1994:

     Dresser common stock          $ 8,583,180     $ 3,370,285    $  395,478
     Baroid common stock               395,707         452,377       115,189
     NL common stock                        89          97,544       (26,388)
     Tremont common stock                  368          99,862       (54,921)

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

4.   TAX STATUS

     Management believes that prior to the merger with the Dresser Plans, the Plan was qualified under section 401(a) of the Internal Revenue Code of 1986, as amended; as such, the trust is exempt from federal income tax under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan on December 3, 1993 and September 16, 1994. Generally, employer contributions to a qualified plan are deductible by the employer when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. The Plan has complied with the fidelity bonding requirements of ERISA.

5.   EMPLOYER CONTRIBUTION

     Subsequent to the actual date of the transfer of Plan assets, Baroid determined its matching and retirement contribution for the period from January 1, 1995 to July 25, 1995, collectively, to be $3,017,736. This amount was contributed to the Dresser Plans on two separate dates. $2,284,113 was contributed on July 26, 1995 and $733,623 was contributed on November 9, 1995.


6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                July 25,      December 31,
                                                 1995            1994
                                                --------      ------------
     Net assets available for benefits per
      the financial statements                  $    -        $78,137,119
     Amounts allocated to withdrawing
      participants                                   -            464,620
                                                ------        -----------
     Net assets available for benefits per
      the Form 5500                             $    -        $77,672,499
                                                ------        -----------
                                                ------        -----------


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                 January 1,
                                                  1995 to     Year ended
                                                  July 25,   December 31,
                                                   1995         1994
                                                -----------  ------------
     Benefits paid to participants per the
      financial statements                      $3,909,667   $6,735,756
     Amounts allocated to withdrawing
      participants at December 31, 1995           (464,620)     464,620
     Amounts allocated to withdrawing
      participants at December 31, 1994                  -     (818,085)
                                                ----------   ----------
     Benefits paid to participants per
      the Form 5500                             $3,445,047   $6,382,291
                                                ----------   ----------
                                                ----------   ----------

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION


NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SAVINGS PLAN FOR EMPLOYEES OF BAROID CORPORATION

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PERIOD FROM JANUARY 1, 1995 TO JULY 25, 1995
- -------------------------------------------------------------------------------


                                                                                                            Current
                                                                                   Expense                  Value of
                                        Number of                                 Incurred                  Asset on
Identity of              Description of Purchases    Purchase    Selling   Lease  with Trans-   Cost of   Transaction Net Gain
Party Involved           Asset (shares)  or Sales     Price      Price     Rental   actions      Asset       Date     or (Loss)
- -----------------------  -------------- ---------  ----------- ----------- ------ ----------- ----------- ----------- ---------
Category (iii) - series of transactions in the same issue, when aggregated, exceed 5% of Plan assets:

Purchase of assets:

Dresser Industries, Inc.      857,643      188     $15,473,318 $         -  $ -       $ -     $15,473,318 $15,473,318 $        -
                         (Common Stock)

Merrill Lynch Retirement   28,220,459      266      28,220,618           -    -         -      28,220,618  28,220,618          -
 Preservation Trust

Merrill Lynch                  53,345      145       1,518,303           -    -         -       1,518,303   1,518,303          -
 Capital Fund

Merrill Lynch Basic           753,277      183      17,893,402           -    -         -      17,893,402  17,893,402          -
 Value Fund

Dresser Fixed Fund         13,403,458       10      13,403,458           -    -         -      13,403,458  13,403,458          -

Phoenix Balanced Fund         994,407        3      17,137,287           -    -         -      17,137,287  17,137,287          -

Federal Securities            612,699       93       5,840,467           -    -         -       5,840,467   5,840,467          -
 Trust Fund

Sale of assets:

Dresser Industries, Inc.     964,190       240               -  21,709,213    -         -      17,339,713  21,709,213  4,369,500
                          (Common Stock)

Merrill Lynch             31,805,542       185               -  31,805,046    -         -      31,805,701  31,805,046       (655)
 Retirement
 Preservation  Trust

Merrill Lynch               350,918        156               -  10,349,558    -         -       9,369,931  10,349,558    979,627
 Capital Fund

Merrill Lynch Basic         471,489        207               -  12,073,606    -         -      11,068,999  12,073,606  1,004,607
 Value Fund

Dresser Fixed Fund        5,959,788          1               -   5,959,788    -         -       5,959,788   5,959,788          -

Phoenix Balanced Fund       482,551          2               -   7,731,937    -         -       7,731,937   7,731,937          -

Federal Securities          817,993         87               -   7,782,086    -         -       7,811,747   7,782,086    (29,661)
 Trust Fund

- -------------------------------------------------------------------------------

Note:  There were no category (i), (ii), or (iv) transactions.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Dresser Industries, Inc. Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       SAVINGS PLAN FOR EMPLOYEES
                                       OF BAROID CORPORATION


                                       /s/  Paul M. Bryant
                                       ----------------------------------
                                       Paul M. Bryant, Chairman,
                                       Employee Benefits Committee

June 27, 1996

                                 EXHIBIT INDEX

Exhibit   Description

  23      Consent of Price Waterhouse LLP